FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	March	2004
Enterra Energy Trust
(Translation of registrant’s name into English)
26th Floor, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004
ENTERRA ENERGY TRUST By: /s/ “Luc Chartrand” Name: Luc Chartrand Title: President and Chief Executive Officer

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Insider reports filed during the period January 1, 2004 to March 23, 2003	3

Insider transaction detail - View details for issuer

2004-03-23 18:36 ET

Transactions sorted by : Insider
Issuer name : enterra energy trust (Starts with)
Filing date range : January 1, 2004 - March 23, 2004

Issuer name: Enterra Energy Trust

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Chartrand, Luc													
Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer													
Security designation: Options Trust Units (Trust Units)													
169381	2003-11-25	2004-01-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
169383	2004-01-14	2004-01-21	Direct Ownership :	50 - Grant of options	+200,000		200,000		14.0000	2009-01-13	Trust Units	+200,000	200,000

Security designation: Trust Units

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
222499	2004-03-19	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,000	14.9400 USD	31,450						
222502	2004-03-22	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,000	15.0000 USD	25,450						

Insider name: Greenslade, Reginald James

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options Trust Units (Trust Units)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
168941	2003-11-25	2004-01-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units		
168945	2004-01-14	2004-01-20	Direct Ownership :	50 - Grant of options	+120,000		120,000		14.0000	2009-01-13	Trust Units	+120,000	120,000

Security designation: Trust Units

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
221248	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	15.1500 USD	137,497						
221251	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,949	15.1000 USD	129,548						
221252	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	15.0900 USD	126,548						

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Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
221254	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	15.0800 USD	125,548						
221255	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,000	15.0600 USD	119,548						
221257	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,051	15.0500 USD	103,497						
221258	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	15.0200 USD	101,997						
221260	2004-03-22	2004-03-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	15.0100 USD	100,997						
222507	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	15.0900 USD	100,897						
222508	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-150	15.0700 USD	100,747						
222510	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,700	15.0500 USD	97,047						
222511	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	15.0400 USD	95,047						
222513	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,000	15.0000 USD	81,047						
222515	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-40	14.9900 USD	81,007						

-3-

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
222517	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,460	14.9800 USD	76,547						
222519	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	14.9600 USD	74,547						
222526	2004-03-23	2004-03-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	14.9500 USD	69,547						

Insider name: Hartley, Herman S.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options Trust Units (Trust Units)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
168807	2003-11-25	2004-01-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units		
168810	2004-01-14	2004-01-20	Direct Ownership :	50 - Grant of options	+120,000		120,000		14.0000	2009-01-13	Trust Units	+120,000	120,000

Security designation: Trust Units

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
168806	2003-11-25	2004-01-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			84,400						

Insider name: Sliney, William Edward

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options Trust Units (Trust Units)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
169686	2004-01-14	2004-01-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units		

-4-

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
169690	2004-01-14	2004-01-21	Direct Ownership :	50 - Grant of options	+120,000		120,000		14.0000	2009-01-13	Trust Units	+120,000	120,000

Security designation: Trust Units

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
169684	2004-01-14	2004-01-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			7,500						

Insider name: Turko, William Blaine

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options Trust Units (Trust Units)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
169836	2004-01-14	2004-01-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units		
169837	2004-01-14	2004-01-21	Direct Ownership :	50 - Grant of options	+120,000		120,000		14.0000	2009-01-13	Trust Units	+120,000	120,000

Insider name: Wallace, Norman William George

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options Trust Units (Trust Units)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 194495	2003-11-26	2004-02-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units		
A 194495	2003-11-26	2004-02-24	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units		
194497	2004-01-14	2004-02-20	Direct Ownership :	50 - Grant of options	+120,000		120,000		14.0000	2009-01-14	Trust Units	+120,000	120,000

-5-

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Trust Units														
O	194494	2003-11-26	2004-02-20	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
A	194494	2003-11-26	2004-02-24	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			70,000						
Insider name: Wiebe, Lynn Marie														
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer														
Security designation: Options Trust Units (Trust Units)														
	170725	2003-11-25	2004-01-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Trust Units		
	170733	2004-01-14	2004-01-22	Direct Ownership :	50 - Grant of options	+120,000	14.0000	120,000			2009-01-14	Trust Units	+120,000	120,000

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